UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69705 / June 6, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15326

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In the Matter of
                                                                    :
GRIFFIN MINING, LTD.,   :   ORDER MAKING FINDINGS AND
POWER SPORTS FACTORY, INC.,   :   REVOKING REGISTRATIONS BY
STAR ENERGY CORP.,   :   DEFAULT AS TO THREE
TRANSNET CORP.,   :   RESPONDENTS
VALCOM, INC., and   :
VIBE RECORDS, INC.   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with
an Order Instituting Administrative Proceedings (OIP) on May 15, 2013, pursuant to Section
12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents
Power Sports Factory, Inc. (Power Sports), Star Energy Corp. (Star Energy), and TransNet Corp.
(TransNet) (collectively, Respondents) repeatedly failed to file timely periodic reports with the
Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13
thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that
Respondents were served with the OIP by May 21, 2013, in accordance with Rule 141(a)(2)(ii)
of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2)(ii). Answers were due
ten days after service of the OIP. OIP at 3-4; 17 C.F.R. §§ 201.160(b), .220(b). On June 4,
2013, a telephonic prehearing conference was held. Respondents have not filed Answers and did
not participate in the prehearing conference

        Respondents are in default for failing to file Answers, participate in the prehearing
conference, or otherwise defend the proceeding. See OIP at 4; 17 C.F.R. §§ 201.155(a)(2),

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[1] The proceeding has ended as to Respondent Griffin Mining, Ltd. See Griffin Mining, Ltd.,
Exchange Act Release No. 69698 (June 5, 2013). The Division of Enforcement has received a
signed offer of settlement from Vibe Records, Inc. Respondent Valcom, Inc., remains in the
proceeding.

.220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Power Sports, Central Index Key (CIK) No. 1001065, is a dissolved Minnesota corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power Sports is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of over $253,000 for the prior three months. As of May 9, 2013, Power Sports's stock (symbol "PSPF") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Market Group, Inc. (OTC Link), had seven markets makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Star Energy, CIK No. 1104671, is a revoked Nevada corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Star Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $2.5 million for the prior nine months. As of May 9, 2013, Star Energy's stock (symbol "SERG") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

TransNet, CIK No. 99313, is a delinquent Delaware corporation located in Somerville, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TransNet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $1.3 million for the prior nine months. As of May 9, 2013, TransNet's stock (symbol "TRNT") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Power Sports Factory, Inc., Star Energy Corp., and TransNet, Corp. are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge